

January 20, 2011

Russ Hammer
Senior Vice President and Chief Financial Officer
Orbitz Worldwide, Inc.
500 West Madison Street, Suite 1000
Chicago, IL 60661

  Re: Orbitz Worldwide, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed March 3, 2010

Dear Mr. Hammer:

  We have reviewed your response letter dated January 7, 2011 and have the following comment.

  Please respond to this letter within 10 business days by confirming that you will revise your document in future filings. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis
Critical Accounting Policies, page 60

1. Refer to your response to our prior comment 1. We note the portion of the intended revised disclosure in regard to the aggregate fair value of reporting units relative to their aggregate carrying value in connection with impairment of goodwill and other intangible assets. We also note the detail provided for the trademarks of the HotelClub reporting unit. While such additional disclosure appears useful and appropriate, we believe you should provide more robust discussion about the critical factors and related sensitivity for the points indicated in our prior comment in regard to impairment of goodwill and other intangible assets on a consolidated basis. We base this on disclosure in the 2009 Form 10-K where it appears that impairment of goodwill and other intangible assets was pervasive to all of your reporting units. Further, there is no indication that HotelClub's intangibles comprised a significant portion of the consolidated balance of intangibles to emphasize your disclosure solely on HotelClub's circumstances. Your revised disclosure also appears to focus on the excess of the fair value over carrying value existing at the annual impairment testing date as the determinant of the amount of detail provided regarding key factors and their related

sensitivity. However, we note that impairment of goodwill and other intangible assets was assessed and recorded at an interim date in 2009. In this regard, detailed disclosure in critical accounting estimates and policies about key factors and related sensitivity associated with impairment evaluations appear to be relevant and useful when such evaluations have resulted in a material amount of impairment, as in your case, regardless of when the evaluations were performed. Given the (i) material amounts of impairment reported in each of 2008 and 2009, (ii) material amount of remaining consolidated goodwill and other intangible assets, and (iii) uncertainty associated with future impairments and the timing of such indicated in the risk factor disclosed on page 16 of the 2009 Form 10-K, we believe greater detail about the sensitivity of all key factors involved in your assessment of the impairment of intangible assets on a consolidated basis, and those specific to individual reporting units to the extent material, regardless of when evaluated will provide meaningful insight to investors on the relative impact and timing of potential impairments in future periods. Please revise your disclosure accordingly.

Please contact Doug Jones at 202-551-3309 if you have questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief